Exhibit 99.1

QIWI Confirms the Receipt of Delisting Notification From the Nasdaq Hearings Panel

NICOSIA, CYPRUS – June 28, 2024 – QIWI plc (MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that on June 26, 2024, the Company received a notice (the “Notice”) from the Nasdaq Hearings Panel (the “Panel”) indicating that the Panel has determined to delist the Company’s American Depositary Shares, each representing one Class B ordinary share of the Company (“ADSs”) from the Nasdaq Stock Market (“Nasdaq” or the “Exchange”).

In the Notice the Panel refers to Nasdaq Listing Rule 5101 that allows Nasdaq to determine the delisting of Company’s securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

Within fifteen days of the date of the Notice, the Company has the right to request that the Nasdaq Listing and Hearing Review Council review this decision. The Company is currently considering the option to appeal. Having secondary listing at MOEX, the Company is also evaluating the impact of the NASDAQ delisting on its MOEX listing, considering next steps and will properly announce decisions made in due course.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use-cases.

QIWI's American depositary shares are listed on the Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global